May 10, 2022

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention: David Lin

Re:	The Marygold Companies, Inc.
Form S-3
Filed April 29, 2022
File No. 333-264586
Request For Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, The Marygold Companies, Inc. hereby respectfully requests acceleration of the effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of 5:00 p.m. Eastern Time, May 12, 2022, or as soon as practicable thereafter.

Please contact the undersigned at (949) 429-5370 or Peter Gennuso of McCarter & English, LLP at (212) 609-6862 with any questions. Also, please notify Mr. Gennuso when this request for acceleration has been granted.

Very truly yours,

The Marygold Companies, Inc.

By:	/s/Nicholas Gerber
Nicholas Gerber
Chief Executive Officer